Exhibit 99.1

Avago Finance Announces Third Quarter

Fiscal Year 2008 Financial Results

•	Quarterly revenue of $439 million, up 15% year-over-year

•	GAAP Net Income of $44 million, compared to a loss in prior year

•	Adjusted EBITDA of $94 million, up 13% year-over-year

SAN JOSE, Calif., and SINGAPORE – September 17, 2008 – Avago Technologies Finance Pte. Ltd. (“Avago Finance”), a leading designer, developer and global supplier of analog interface semiconductor devices, today reported financial results for its third fiscal quarter of fiscal 2008, ended August 3, 2008.

Third Quarter Fiscal 2008 GAAP Results

Revenue was $439 million, an increase of $28 million, or 6.8 percent, when compared with the previous quarter. This revenue level represents a gain of 15.2 percent above the same quarter last year. Gross margin was $171 million, or 39.0 percent of sales. This compares with a gross margin of $159 million, or 38.7 percent last quarter.

Operating expenses were $127 million versus $118 million in the second quarter. The sequential increase was due primarily to higher research and development expenses and is consistent with our strategy to support the growth in selected markets.

Net income of $44 million, which includes a gain of approximately $25 million from discontinued operations, is a $27 million improvement over the prior quarter.

Cash balances increased by $65 million to $148 million at the end of the quarter. The primary driver of this increase was $60 million of cash generated from operations.

Third Quarter Fiscal 2008 Non-GAAP Results

Higher revenue led to gross margin of $188 million, or 42.8 percent. This represents a sequential improvement of $14 million, or 50 basis points.

R&D expenses were $67 million, or 15.3 percent of revenue. This compares with R&D expenses of $62 million, or 15.1 percent of revenue last quarter. Selling, general and administrative costs of $48 million, or 10.9 percent of revenue, compared with $46 million, or 11.2 percent of revenue in the second quarter.

Net income grew by $5 million sequentially to $48 million. These overall results translate into Adjusted EBITDA, as defined in the indentures governing our outstanding debt securities, of $94 million, up $9 million from the previous quarter.

Financial Results Conference Call

Avago Technologies Finance Pte. Ltd. will host a conference call to review its financial results for the third fiscal quarter today at 2:00 p.m. Pacific Time. Those wishing to access the call should dial (480) 248-5081. The conference call will not be available for replay.

Non-GAAP Financial Measures

In addition to GAAP reporting, consistent with past practice Avago Finance reports net income or loss, as well as gross margin and operating expenses, on a non-GAAP basis. This non-GAAP earnings information excludes amortization of acquisition-related intangibles, stock-based compensation expense, asset impairment charges, restructuring charges, acquired in-process research and development, debt extinguishment losses and the results of discontinued operations. In addition, Avago Finance also discloses Adjusted EBITDA as measured by the indentures governing the Company’s outstanding debt securities. Avago Finance believes this non-GAAP earnings information provides additional insight into the Company’s on-going performance and has therefore chosen to provide this information to investors in its debt securities for a more consistent basis of comparison and to emphasize the results of on-going operations. These historical non-GAAP measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation between GAAP and non-GAAP net income (loss) and a derivation of Adjusted EBITDA in accordance with our note indentures are included in the financial tables.

About Avago Technologies Finance Pte. Ltd

Avago Technologies Finance Pte. Ltd. is a leading designer, developer and global supplier of analog semiconductor devices for communications, industrial and consumer applications.

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Safe Harbor Statement

This announcement and supporting materials may contain forward-looking statements which address our expected future business and financial performance. These forward looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. For Avago Finance, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our end markets; fluctuations in interest rates; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our increased dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property; our competitive performance and ability to continue achieving design wins with our customers; any expenses associated with resolving customer product and warranty claims; our ability to achieve the growth prospects and synergies expected from our acquisitions; delays and challenges associated with integrating acquired companies with our existing businesses; our ability to improve our cost structure through our manufacturing outsourcing program; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Our Annual Report on Form 20-F filed with the SEC on December 13, 2007, recent Current Reports on Form 6-K, and other Avago Finance filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations and financial condition.

2

An affiliate of Avago Finance has filed a registration statement with the SEC relating to a proposed offering which has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This press release is not an offer to sell nor a solicitation of an offer to buy any securities.

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Investor Contact

Jim Fanucchi

Summit IR Group Inc.

(408) 404-5400

jim@summitirgroup.com

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AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(IN MILLIONS)

	Quarter ended			Three quarters ended
	August 3, 2008	May 4, 2008	July 31, 2007	August 3, 2008	July 31, 2007
Net revenue	$439	$411	$381	$1,252	$1,136
Costs and expenses:
Cost of products sold:
Cost of products sold	251	237	231	718	695
Amortization of intangible assets	14	14	15	42	45
Asset impairment charges	—	—	140	—	140
Restructuring charges	3	1	8	5	23

Total cost of products sold	268	252	394	765	903
Research and development	68	62	53	196	154
Selling, general and administrative	50	48	44	148	148
Amortization of intangible assets	7	7	7	21	21
Asset impairment charges	—	—	18	—	18
Restructuring charges	2	1	3	5	14
Acquired in-process research & development	—	—	1	—	1

Total costs and expenses	395	370	520	1,135	1,259
Income (loss) from operations	44	41	(139)	117	(123)
Interest expense	(20)	(20)	(26)	(65)	(83)
Loss on extinguishment of debt	—	—	(1)	(10)	(11)
Other income, net	—	1	2	2	8

Income (loss) from continuing operations before income taxes	24	22	(164)	44	(209)
Provision for income taxes	5	4	3	12	6

Income (loss) from continuing operations	19	18	(167)	32	(215)
Income (loss) from and gain on discontinued operations, net of income taxes	25	(1)	—	33	58

Net income (loss)	$44	$17	$(167)	$65	$(157)

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

FINANCIAL SUMMARY (NON-GAAP) - UNAUDITED

(IN MILLIONS, except percentages)

	Quarter ended			Three quarters ended
	August 3, 2008	May 4, 2008	July 31, 2007	August 3, 2008	July 31, 2007
Net revenue	$439	$411	$381	$1,252	$1,136
Gross margin	188	174	150	534	442
% of net revenue	43%	42%	39%	43%	39%
Research and development	$67	$62	$53	$194	$154
Selling, general and administrative	$48	$46	$44	$138	$136
Total operating expenses	$115	$108	$97	$332	$290
% of net revenue	26%	26%	25%	27%	26%
Income from operations	$73	$66	$53	$202	$152
Interest expense	$(20)	$(20)	$(26)	$(65)	$(83)
Net income	$48	$43	$26	$127	$71

The financial summary excludes amortization of acquisition-related intangibles, share-based compensation, restructuring and asset impairment charges, acquired in-process research and development, loss on extinguishment of debt, and income (loss) from and gain on discontinued operations.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

FINANCIAL BRIDGE: GAAP TO NON-GAAP - UNAUDITED

(IN MILLIONS)

	Quarter ended			Three quarters ended
	August 3, 2008	May 4, 2008	July 31, 2007	August 3, 2008	July 31, 2007
Net income (loss) on GAAP basis	$44	$17	$(167)	$65	$(157)
Amortization of acquisition-related intangibles
Cost of products sold	14	14	15	42	45
Operating Expenses	7	7	7	21	21
	21	21	22	63	66
Share-based compensation expense
Cost of products sold	—	—	—	—	1
Operating Expenses	3	2	—	12	12
	3	2	—	12	13
Asset impairment charges
Cost of products sold	—	—	140	—	140
Operating Expenses	—	—	18	—	18
	—	—	158	—	158
Restructuring charges
Cost of products sold	3	1	8	5	23
Operating Expenses	2	1	3	5	14
	5	2	11	10	37
Acquired in-process research & development	—	—	1	—	1
Loss on extinguishment of debt	—	—	1	10	11
(Income) loss from and (gain) on discontinued operations	(25)	1	—	(33)	(58)

Net income on Non-GAAP basis	$48	$43	$26	$127	$71

To supplement our unaudited condensed consolidated financial statements presented in accordance with GAAP, we have shown above a non-GAAP presentation of the Company’s net income, which is adjusted to reflect the GAAP results excluding amortization of acquisition-related intangibles, share-based compensation, restructuring and asset impairment charges, acquired in-process research and development, loss on extinguishment of debt, and (income) loss from and (gain) on discontinued operations. This non-GAAP presentation is provided to enhance the reader's overall understanding of the comparability of the Company's financial performance among periods.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA - UNAUDITED

(IN MILLIONS)

	Quarter ended			Three quarters ended
	August 3, 2008	May 4, 2008	July 31, 2007	August 3, 2008	July 31, 2007
Net income (loss)	$44	$17	$(167)	$65	$(157)
Interest expense	20	20	26	65	83
Provision for income taxes	5	4	3	12	6
Depreciation and amortization expense	40	38	45	117	134

EBITDA	109	79	(93)	259	66
Asset impairment charges	—	—	158	—	158
Restructuring and other unusual charges	7	3	12	14	42
Purchase accounting adjustments	—	—	5	1	14
Share-based compensation	3	2	—	12	13
Loss on extinguishment of debt	—	—	1	10	11
(Income) loss from and (gain) on discontinued operations	(25)	1	—	(33)	(58)

Adjusted EBITDA	$94	$85	$83	$263	$246

EBITDA represents net income (loss) before interest expense, provision for income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain items that are required in calculating covenant compliance under our senior and senior subordinated notes as well as under our senior secured credit facility. Adjusted EBITDA is calculated by subtracting from or adding to EBITDA items of income or expense described above. EBITDA and Adjusted EBITDA do not represent net income (loss), as that term is defined under GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance.

Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and Adjusted EBITDA as presented herein are not necessarily comparable to similarly titled measures.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

(IN MILLIONS)

	August 3, 2008	October 31, 2007 (1)	July 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$148	$309	$213
Trade accounts receivable, net	213	218	219
Inventory	193	140	142
Assets of discontinued operations	—	25	—
Other current assets	28	25	37

Total current assets	582	717	611
Property, plant and equipment, net	288	292	306
Goodwill	156	122	122
Intangible assets, net	731	777	820
Other long-term assets	51	43	37

Total assets	$1,808	$1,951	$1,896

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$166	$194	$165
Employee compensation and benefits	70	56	50
Accrued interest	14	34	17
Capital lease obligations - current	2	2	2
Other current liabilities	33	44	24

Total current liabilities	285	330	258
Long-term liabilities:
Long-term debt	703	903	917
Capital lease obligations - non-current	5	4	4
Other long-term liabilities	64	30	31

Total liabilities	1,057	1,267	1,210
Shareholder’s equity:
Ordinary shares, no par value	1,077	1,066	1,070
Accumulated deficit	(330)	(386)	(384)
Accumulated other comprehensive income	4	4	—

Total shareholder’s equity	751	684	686

Total liabilities and shareholder’s equity	$1,808	$1,951	$1,896

(1)	Amounts as of October 31, 2007 have been derived from audited financial statements as of that date.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—UNAUDITED

(IN MILLIONS)

	Quarter ended
	August 3, 2008	May 4, 2008	July 31, 2007
Cash flows from operating activities:
Net income (loss)	$44	$17	$(167)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	40	38	45
Amortization of debt issuance costs	1	1	1
Asset impairment charges	—	—	158
Gain on sale of discontinued operations	(25)	—	—
Non-cash portion of restructuring charges	—	—	1
Acquired in-process research & development	—	—	1
Loss on extinguishment of debt	—	—	1
Loss on sale of property, plant and equipment	1	—	—
Share-based compensation	3	2	—
Changes in assets and liabilities, net of acquisition and dispositions:
Trade accounts receivable	—	22	(13)
Inventory	(27)	(13)	4
Accounts payable	12	(47)	39
Employee compensation and benefits	16	14	3
Other current assets and current liabilities	(8)	7	(20)
Other long-term assets and long-term liabilities	3	2	3

Net cash provided by operating activities	60	43	56

Cash flows from investing activities:
Purchase of property, plant and equipment	(19)	(13)	(8)
Acquisitions and investment, net of cash acquired	—	(8)	(27)
Proceeds from sale of discontinued operations	25	—	—

Net cash (used in) provided by investing activities	6	(21)	(35)

Cash flows from financing activities:
Debt repayments	(2)	—	(7)
Cash settlement of equity awards	—	—	(1)
Excess tax benefits from share-based compensation	1	—	—

Net cash used in financing activities	(1)	—	(8)

Net increase in cash and cash equivalents	65	22	13
Cash and cash equivalents at the beginning of period	83	61	200

Cash and cash equivalents at end of period	$148	$83	$213